UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35415 / December 11, 2024

In the Matter of

ZSCALER, INC.
120 Holger Way
San Jose, California 95134

(812-15188)

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940

Zscaler, Inc. filed an initial application on December 28, 2020 ("Application"), and amended applications on May 11, 2021, July 28, 2021, January 6, 2022, July 31, 2023, and September 13, 2024, requesting an order under section 3(b)(2) of the Investment Company Act of 1940 ("Act") declaring that Zscaler, Inc. is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an investment company within the meaning of the Act.

On November 15, 2024, a notice of the filing of the Application was issued (Investment Company Act Release No. 35387). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information stated in the application, that Zscaler, Inc. is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading securities.

Accordingly,

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by Zscaler, Inc., in the circumstances described in the Application is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.